Exhibit 99.1

Ontario Corporation Number For Ministry Use Only A l'usage exclusif du ministere b M1mstry or (j{)vernmem ·VJmlslere oe& 8ervtcet v;..._. and Consumer Services Ontario ;Jouvernementaux eldeo Services au) consommateurs Amalgamation Number 1982928 <[·EH>T f CAT :X1cl certifie qut11eS presents statUll: <dlltrem en >ligueur le CERTIFICATE fhis is to certify that these article are effective on .R.. QsM. RJ;....at17....--······ .. £9. M EB....... ./k Directoo 1 Oirecmu, Business Corporations Act 1 Loisu1 1es soaetes par actions Act Business Corporation Act. 1 Les actionnaires de Ia societe ont approuve !'arrangement conformement a !'article 182 de Ia Loi '···:; Vice-President and Secretary Rabih Abou El Assai 07163 (2011107) ©Queen's Printer for Ontario, 20111 © lmprimeur de Ia Reine pour !'Ontario, 2011 Form 8 Business Corporations Formule 8 Loi sur/es societas par actions ARTICLES OF ARRANGEMENT STATUTS D'ARRANGEMENT 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Denomination sociale de Ia societe : (Ecrire en LETTRES MAJUSCULES SEULEMENT) : 2. The new name of the corporation 1f changed by the arrangement: (Set out 1n BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de Ia societe si elle est modifiee par suite de !'arrangement : (Ecrire en LETTRES MAJUSCULES SEULEMENT) 3. Date of Incorporation/amalgamation: I Date de Ia constltulion ou de Ia fusion : 2013/03/31 Year, Month, Day 1 annee, mois, jour 4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the sur /es societes par actions. 5. A copy of the arrangement is attached to these articles as Exhibit "A" 1 Une copie de !'arrangement constitute l'annexe «A». 6. The arrangement was approved by the court on I La cour a approuve I'arrangement le 2017/12/14 Year, Month, Day 1 annee, mois, jour and a certified copy of the Order of the court is attached to these articles as Exhibit "B". 1 Une copie certifiee conforme de !'ordonnance de Ia cour constitue l'annexe «B». 7. The terms and conditions to which the scheme is made subject by the Order have been complied with. Les conditions que I'ordonnance impose au projet d'arrangement ont ete respectees. These articles are signed in duplicate. 1 Les presents statuts sont!signes en double exemplaire. MAGNA STRUCTURAL SYSTEMS INC. Signature  Signature Description of Office I Fonctions M A G N A I N T E R N A T I 0 N A L I N c. M A G N A s T R u c T u R A L s y s T E M s I N c Numero de Ia societe en Ontario 1893150

EXHIBIT "A" PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) ARTICLE 1 INTERPRETATION 1.1 Definitions In this Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings: "Amalco" means the amalgamated corporation formed upon the amalgamation of the Parent and the Subsidiary pursuant to the Arrangement; "Amalgamation" means the amalgamation of the Parent and the Subsidiary described in Section 3.1 hereof; "Arrangement" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with Section 4.1 hereof or made at the direction of the Court in the Final Order; "Articles of Arrangement" means the articles of arrangement of the Parties in respect of the Arrangement, to be filed with the Director after the Final Order is made; "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 183(2) of the OBCA after the Articles of Arrangement have been filed; "Court" means the Superior Court of Justice (Ontario); "Director" means the Director appointed pursuant to Section 278 of the OBCA; "Effective Date" means the date shown on the Certificate; "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed; "OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time; "Parent" means Magna International Inc.; legal 1 46308887 7

- 2-"Parties" means, collectively, the Parent and the Subsidiary, and "Party" means any one of them individually; "Plan" means this Plan of Arrangement, as amended varied or supplemented in accordance with the terms hereof or made at the direction of the Court with the consent of the Parties; and "Subsidiary" means Magna Structural Systems Inc. 1.2 Sections and Headings The division of this Plan into sections and the insertion of headings are for reference purposes only and will not affect the interpretation of this Plan. Unless otherwise indicated, any reference in this Plan to a section refers to the specified section of this Plan. 1.3 Number and Gender In this Plan, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders. Time 1.4 Time will be ofthe essence in every matter or action contemplated hereunder. ARTICLE2 BINDING EFFECT 2.1 Binding Effect This Plan will become effective on, and be binding on and after, the Effective Date on the Parties. The Articles of Arrangement will be filed with the Director with the purpose and intent that none of the provisions of this Plan will become effective unless all of the provisions of this Plan will have become effective. The Certificate will be conclusive evidence that the Arrangement has become effective in accordance with its terms. ARTICLE3 ARRANGEMENT 3.1 Arrangement On and after the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality: (a) the Parties will amalgamate to form Amalco, with the same effect as if they were amalgamated under sections 177(1) and 179 of the OBCA, except that the legal existence of the Parent will survive the Amalgamation. Without limiting the foregoing, on the Effective Date, the separate legal existence ofthe Subsidiary will cease without being liquidated or wound-up and the Parties will continue as one legal 1 46308887 7

- 3-corporation. For greater certainty, the Arrangement shall not constitute a transfer, conveyance or disposition of any property of the Parent. In connection with the Amalgamation: (i) all property of each of the Parties will continue to be the property of Amalco; (ii) Amalco will continue to be liable for all of the liabilities and obligations of the Parties, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such Amalgamation, and all obligations of the Parties, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it; (iii) all rights, contracts, permits and interests of the Parties will continue as rights, contracts, permits and interests of Amalco as if the Parties continued and, for greater certainty, the Plan will not constitute a transfer or assignment of the rights or obligations of any Party under any such rights, contracts, permits and interests; (iv) any existing cause of action, claim or liability to prosecution will be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against any Party may be continued by or against Amalco; (vi) a conviction against, or ruling, order or judgment in favour of or against, any Party may be enforced by or against Amalco; (vii) the articles of Amalco shall be the same as the articles of the Parent; (viii) the name of Amalco shall be Magna International Inc.; (ix) the registered office of Amalco shall be located at 337 Magna Drive, Aurora, Ontario, L4G 7Kl; (x) the by-laws of Amalco shall be the same as the by-laws of the Parent; (xi) the shares of the Subsidiary will be cancelled without any repayment of capital in respect thereof; (xii) no securities will be issued by the Parent in connection with the transaction and the stated capital of Amalco will be the same as the stated capital of the Parent; (xiii) the minimum number of directors of Amalco is five directors and the maximum number of directors of Amalco is 15 directors; (xiv) the directors of Amalco shall be: legal 1 46308887 7

- 4 -

First name, middle names and surname	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code	Resident Canadian State 'Yes' or 'No'
Scott Barclay Bonham	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Peter Guy Bowie	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Mary Shio Chan	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Lady Barbara Thomas Judge	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Dr. Kurt Joachim Lauk	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Cynthia Ann Niekamp	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
William Anthony Ruh	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	No
Dr. Indira Vasanti Samarasekera	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Donald James Walker	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
Lawrence Douglas Worrall	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes
William Lee Young	337 Magna Drive Aurora, Ontario L4G 7K1 Canada	Yes

(xv) there are no restrictions on the business Amalco may carry on or on the powers Amalco may exercise;

LEGAL_1:46309857.7

- 5 - (xvi) the classes and any maximum number of shares that Amalco is authorized to issue are 99,760,000 Preference Shares, issuable in series and an unlimited number of Common Shares; (xvii) the rights, privileges, restrictions and conditions attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series shall be as set out in Schedule "A"; (xviii) there are no restrictions on the issue, transfer or ownership of shares; and (xix) there are no other provisions. ARTICLE4 GENERAL 4.1 Amendments The Parties may at any time and from time to time amend this Plan by written instrument; provided that any amendment in respect of any matter herein will require prior approval of the Court. The Parties will file a copy of any amendment to this Plan with the Court. 4.2 Severability of Plan Provisions If, prior to the Effective Date, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Parties may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation. 4.3 Further Assurances The Parent and the Subsidiary will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein, notwithstanding any provision of this Plan that deems any transaction or event to occur without further formality. 4.4 Governing Law This Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE "A" 1. The rights, privileges, restrictions and conditions attaching to the 99,760,000 Preference Shares issuable in series are as follows: (a) The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions. (b) Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets ofthe Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued. (c) The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. (d) The holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof. (e) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition. restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization

- 2-by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held. 2. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows: (a) The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series. (b) The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors. (c) In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

EXHIBIT "B" Court File No. CV-17-587870-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THURSDAY, THE 14TH ... THE HONOURABLE ) ) ) DAY OF DECEMBER, 2017 JUSTICE MCEWEN IN THE MATTER OF AN APPLICATION under section 182 of the Business Corporations Act (Ontario), being R.S.O. 1990, c. B.16; AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(±) of the Rules of Civil Procedure; AND IN THE MATTER OF a proposed plan of arrangement involving Magna Structural Systems Inc. ORDER THIS APPLICATION made by the Applicant, Magna Structural Systems Inc., pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.l6, (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Application issued on December 5, 2017, the affidavit of Bassem A. Shakeel, sworn December 5, 2017, together with the exhibits thereto, and ON HEARING the submissions of counsel for the Applicant, and on being advised that the Director appointed under the OBCA does not consider it necessary to appear on this application, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order is an arrangement for the

Page 2 purposes of section 182 of the OBCA and is fair and reasonable in accordance with the requirements of that section, 1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved. 2. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate. fdl!C:Tt, 'l. L,. 'l).017 R.EG.tSTRAR P ll/PA!i:

------------ SCHEDULE 'A' PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) ARTICLE 1 INTERPRETATION 1.1 Definitions In this Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings: "Amalco" means the amalgamated corporation formed upon the amalgamation of the Parent and the Subsidiary pursuant to the Arrangement; "Amalgamation" means the amalgamation of the Parent and the Subsidiary described in Section 3.1 hereof; "Arrangement" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with Section 4.1 hereof or made at the direction of the Court in the Final Order; "Articles of Arrangement" means the articles of arrangement of the Parties in respect of the Arrangement, to be filed with the Director after the Final Order is made; "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 183(2) of the OBCA after the Articles of Arrangement have been filed; "Court" means the Superior Court of Justice (Ontario); "Director" means the Director appointed pursuant to Section 278 of the OBCA; "Effective Date" means the date shown on the Certificate; "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed; "OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time; "Parent" means Magna International Inc.; LEGAL 1463088877

- 2-"Parties" means, collectively, the Parent and the Subsidiary, and "Party" means any one of them individually; "Plan" means this Plan of Arrangement, as amended varied or supplemented in accordance with the terms hereof or made at the direction of the Court with the consent of the Parties; and "Subsidiary" means Magna Structural Systems Inc. 1.2 Sections and Headings The division of this Plan into sections and the insertion of headings are for reference purposes only and will not affect the interpretation of this Plan. Unless otherwise indicated, any reference in this Plan to a section refers to the specified section of this Plan. 1.3 Number and Gender In this Plan, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders. 1.4 Time Time will be of the essence in every matter or action contemplated hereunder. ARTICLE2 BINDING EFFECT 2.1 Binding Effect This Plan will become effective on, and be binding on and after, the Effective Date on the Parties. The Articles of Arrangement will be filed with the Director with the purpose and intent that none of the provisions of this Plan will become effective unless all of the provisions of this Plan will have become effective. The Certificate will be conclusive evidence that the Arrangement has become effective in accordance with its terms. ARTICLE3 ARRANGEMENT 3.1 Arrangement On and after the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality: (a) the Parties will amalgamate to form Amalco, with the same effect as if they were amalgamated under sections 177(1) and 179 of the OBCA, except that the legal existence of the Parent will survive the Amalgamation. Without limiting the foregoing, on the Effective Date, the separate legal existence of the Subsidiary will cease without being liquidated or wound-up and the Parties will continue as one

- 3-corporation. For greater certainty, the Arrangement shall not constitute a transfer, conveyance or disposition of any property of the Parent. In connection with the Amalgamation: (i) all property of each of the Parties will continue to be the property of Amalco; (ii) Amalco will continue to be liable for all of the liabilities and obligations of the Parties, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such Amalgamation, and all obligations of the Parties, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it; (iii) all rights, contracts, permits and interests of the Parties will continue as rights, contracts, permits and interests of Amalco as if the Parties continued and, for greater certainty, the Plan will not constitute a transfer or assignment of the rights or obligations of any Party under any such rights, contracts, permits and interests; (iv) any existing cause of action, claim or liability to prosecution will be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against any Party may be continued by or against Amalea; (vi) a conviction against, or ruling, order or judgment in favour of or against, any Party may be enforced by or against Amalco; (vii) the articles of Amalco shall be the same as the articles of the Parent; (viii) the name of Amalco shall be Magna International Inc.; (ix) the registered office of Amalco shall be located at 337 Magna Drive, Aurora, Ontario, L4G 7Kl; (x) the by-laws of Amalco shall be the same as the by-laws of the Parent; (xi) the shares of the Subsidiary will be cancelled without any repayment of capital in respect thereof; (xii) no securities will be issued by the Parent in connection with the transaction and the stated capital of Amalco will be the same as the stated capital of the Parent; (xiii) the minimum number of directors of Amalco is five directors and the maximum number of directors of Amalco is 15 directors· ' the directors of Amalea shall be: (xiv) I Hr. At l·.d."lASHI:Q7 7

- 4-Ai'ld:f:ess.f)Jrsmi'Mi g -ngSir t&'No>.·· : C'oliritry and f:ostarO>de-. · m (xv) there are no restrictions on the business Amalco may carry on or on the powers Amalco may exercise; ,.,-.. ·.',:··'·. :Y::att : RdentCatra,dbtn State tyes'· .orrNo; ·; .· · t>l"itft:;.· MtW Iijl'llrtJVhtt : Scott Barclay Bonha 337 Magna Drive Aurora, Ontario L4G 7K 1 Canada No Peter Guy Bowie 337 Magna Drive Aurora, Ontario L4G 7KI Canada Yes Mary Shio Chan 337 Magna Drive Aurora, Ontario L4G 7K I Canada No Lady Barbara Thomas Judge 337 Magna Drive Aurora, Ontario L4G 7K I Canada No Dr. Kurt Joachim Lauk 337 Magna Drive Aurora, Ontario L4G 7K 1 Canada No Cynthia Ann Niekamp 337 Magna Drive Aurora, Ontario L4G 7Kl Canada No William Anthony Ruh 337 Magna Drive Aurora, Ontario L4G 7K 1 Canada No Dr. Indira Vasanti Samarasekera 337 Magna Drive Aurora, Ontario L4G 7K 1 Canada Yes Donald James Walker 337 Magna Drive Aurora, Ontario L4G 7K1 Canada Yes Lawrence Douglas Worrall 337 Magna Drive Aurora, Ontario L4G 7Kl Canada Yes William Lee Young 337 Magna Drive Aurora, Ontario L4G 7K I Canada Yes

- 5 - (xvi) the classes and any maximum number of shares that Amalco is authorized to issue are 99,760,000 Preference Shares, issuable in series and an unlimited number of Common Shares; (xvi) (xvii) the rights, privileges, restrictions and conditions attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series shall be as set out in Schedule "A"; (xviii) there are no restrictions on the issue, transfer or ownership of shares; and (xix) there are no other provisions. ARTICLE4 GENERAL 4.1 Amendments The Parties may at any time and from time to time amend this Plan by written instrument; provided that any amendment in respect of any matter herein will require prior approval of the Court. The Parties will file a copy of any amendment to this Plan with the Court. 4.2 Severability ·of Plan Provisions If, prior to the Effective Date, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Parties may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation. 4.3 Further Assurances The Parent and the Subsidiary will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein, notwithstanding any provision of this Plan that deems any transaction or event to occur without further formality. 4.4 Governing Law This Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE "A" 1. The rights, privileges, restrictions and conditions attaching to the 99,760,000 Preference Shares issuable in series are as follows: (a) The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions. (b) Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution ofthe assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued. (c) The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. (d) The holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders ca1led for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof. (e) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition. restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization

- 2-by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held. 2. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows: (a) The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series. (b) The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors. (c) In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.